News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR TELECOM AWARDED U.S. $10 MILLION CONTRACT BY AXTEL
AXTEL to deploy SR Telecom’s WIMAX-ready symmetry solution
to expand its broadband network

MONTREAL, February 28, 2006 - SR Telecom Inc. (TSX: SRX), the leading provider of licensed OFDM solutions, today announced that it has signed an agreement with AXTEL S.A. de C.V. for a purchase commitment of U.S.$10 million. Shipments are scheduled to begin immediately with deployment and services scheduled through Q2/2006.

AXTEL is Mexico's largest and fastest growing competitive local exchange carrier with more than 600,000 installed lines. This equipment will enable AXTEL to expand its broadband services in 17 cities. The SR Telecom WiMAX-ready symmetry solution chosen by AXTEL will be immediately deployed to provide carrier-class voice and broadband data services as AXTEL expands its coverage. This will enable AXTEL to market advanced service offerings throughout Mexico.

“We are pleased that our technology has been selected by AXTEL, and our highly experienced team is committed to supporting AXTEL’s business plans and strategic objectives with our advanced technology platform,” said William Aziz, President and CEO of SR Telecom. “SR Telecom is now a part of AXTEL’s drive to provide first class communications capabilities for residents and businesses throughout Mexico. This is a significant endorsement of our symmetry technology and the strong experience of SR Telecom.”

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok. SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetry solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom Inc., 8150 Trans-Canada Highway, Montreal, QC H4S 1M5  T (514) 335.1210 Fax (514) 334.7783

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services. AXTEL has provided Mexico with a telecommunications infrastructure through an intelligent network that offers wide coverage to all markets. It currently has operations throughout Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, La Laguna, and Veracruz.

AXTEL has brought to the market various access technologies that include fixed wireless telephony, point-to-point radio links, point-to-multipoint radio links, and fiber optics, all of which are offered to match the communication solutions that its customers require. For more information, visit www.axtel.com.mx

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and symmetry are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

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